UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Terry Wang
Name: Terry Wang
Title: Chief Financial Officer

Date: August 11, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Trina Solar Announces Expiration of Put Option Exercise Period for Its

4.00% Convertible Senior Notes Due 2013

Changzhou, China – August 10, 2011 – Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today that the right of the holders of the Company’s 4.00% Convertible Senior Notes due 2013 (the “Securities”) to surrender the Securities for purchase (the “Option”) by the Company expired at 5:00 p.m., New York City time, on August 9, 2011, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of July 15, 2008, between the Company, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”), for the Securities, as supplemented by the First Supplemental Indenture, dated as of July 23, 2008, between the Company and the Trustee, and as set forth in the Put Right Purchase Offer to holders of the Securities, dated July 12, 2011 and related notice materials.

The Company has been advised by Wilmington Trust Company, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Option, Securities with an aggregate principal amount of $320,000 were validly surrendered and not withdrawn prior to the expiration of the Option. The Company has accepted these Securities for purchase and, before 11:00 a.m. New York City time on August 10, 2011, will forward cash in payment of the purchase price to the Paying Agent for distribution to holders exercising their option. After this purchase pursuant to the Option, $137,680,000 principal amount of the Securities remains outstanding.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + 1(408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com